Jane Street Capital, LLC

Consolidated Statement of Financial Condition

December 31, 2015

Assets

Cash	$ 3,988,886
Securities and other financial instruments owned, at fair value:	
Equities	7,079,519,377
Options	143,123,751
Corporate bonds	208,588,296
Municipal bonds	7,639,676
Government bonds	75,258,333
Foreign sovereign bonds	35,253,406
Commodities	61,934
Total	7,549,444,773
Due from brokers	395,798,491
Due from affiliates	2,454,395
Fixed assets (net of accumulated depreciation and amortization of $24,630,834)	10,280,235
Other assets	7,432,457
Total assets	$ 7,969,399,237

Liabilities and member's equity

Liabilities:	
Securities and other financial instruments sold, not yet purchased, at fair value:	
Equities	$ 5,888,188,804
Options	171,761,523
Corporate bonds	327,628,146
Municipal bonds	189,789
Government bonds	168,415
Foreign sovereign bonds	18,050,370
Total	6,405,987,047
Due to brokers	52,805,350
Due to Parent	145,263,388
Due to affiliate	6,634,878
Accrued expenses and other liabilities	13,166,885
Total liabilities	6,623,857,548
Subordinated borrowing	100,000,000
Member's equity	1,245,541,689
Total liabilities and member's equity	$ 7,969,399,237

See accompanying notes.